Exhibit 99.4
Distribution: Email to Highway Product Employees
Subject: Important Announcement from Steve Brown
We are pleased to announce that Trinity Industries, Inc. (“Trinity”) and Quixote Corporation (“Quixote”) jointly entered into a definitive agreement whereby a wholly-owned subsidiary of Trinity will acquire Quixote’s outstanding common shares pursuant to a tender offer.
Assuming this transaction closes, I want to share some thoughts with you. The transaction between Trinity and Quixote joins two complementary companies to drive innovation and breakthrough product designs to meet customers’ needs and provide affordable solutions to facilitate product installations worldwide in the highway products industry.
We have admired Quixote’s line of innovative products and its global reach for many years. We look forward to integrating the business into Trinity’s multi-industry portfolio. This acquisition will expand our international market penetration in the highway products business through Quixote’s existing valued customer relationships.
We have engaged a third party firm to assist us with the pre-close planning process, which will be initiated over the next few weeks. We will work closely with employees from both companies to complete this important transition. We value your collaboration with Quixote employees as we work to create a dynamic enterprise positioned for continued future success and accelerated growth.
An overview of the transaction is included in the Press Release. Until the transaction closes Trinity and Quixote will continue to operate as independent companies.
We appreciate your support of the process and your cooperation as we work to complete the integration of the businesses. We will keep you updated on the transaction process.
If you are contacted by any customers, industry experts or employees of Quixote, please do not comment or express your opinion on this transaction except to express your support. You may refer any questions regarding this transaction to the following individuals or me:
•	William McWhirter

•	James Perry

•	Pat Wallace

•	Will Burney

•	Mike Mason

•	Andrea Cowan

It is important to understand that until this transaction closes, Trinity will conduct its business in its normal professional and independent manner. This conduct would include avoiding any coordination on customers, production, and distribution. In addition, you are specifically precluded from the sharing of any data related to our business or theirs. If you have any questions as to what information you may share, please contact anyone on the list noted above.
Thank you for your attention to this important announcement. Happy New Year!
Important Additional Information: The tender offer described in this email has not yet commenced, and this email is neither an offer to purchase nor a solicitation of an offer to sell securities of Quixote. At the time the tender offer is commenced, Trinity and its wholly-owned subsidiary, THP Merger Co. (the “Purchaser”), intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and related tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”), and Quixote intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Trinity, the Purchaser and Quixote intend to mail these documents to the stockholders of Quixote. These documents will contain important information about the tender offer, including the various terms of, and conditions to, the tender offer, and stockholders of Quixote are urged to read them carefully and in their entirety before making any decision to tender securities in the planned tender offer. When available, the Tender Offer Statement, as well as the Solicitation/Recommendation Statement, will be made available to Quixote’s stockholders at no expense to them and will also be available at no charge on the SEC’s website at www.sec.gov.